SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C.  20549

                                          FORM 10-C

                          Report by Issuer of Securities Quoted on NASDAQ
                                   Interdealer Quotation System

                       Filed pursuant to Section 13 or 15(d) of the Securities
                      Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder



                                       FIRST FINANCIAL BANCORP.
                             (Exact name of issuer as specified in charter)

                            Third and High Streets, Hamilton, Ohio 45011
                             (Address of principal executive offices)

        Issuer's telephone number, including area code:       (513) 867-4700

                            I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

                Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

       1.  Title of security:     Common stock, $8.00 par value
       2.  Number of shares outstanding before the change:   13,362,209
       3.  Number of shares outstanding after the change:    14,698,430
       4.  Effective date of change:     November 1, 1996
       5.  Method of change:
           Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                               Stock dividend

       Give brief description of transaction: On November 1, 1996 First Financial Bancorp. issued shares of $8 par value common stock as a result of a 10% stock dividend declared on September 24, 1996.

                             II.  CHANGE IN NAME OF ISSUER

      Not applicable

      DATE:  November 4, 1996    BY:  /s/ Michael R. O'Dell
                                      Michael R. O'Dell, Senior Vice
                                      President, Chief Financial Officer
                                      and Secretary